

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3561</u>

November 18, 2016

<u>Via E-mail</u>
Mr. Carlos E. Galvez Pinillos
Chief Financial Officer
Buenaventura Mining Company, Inc.
Las Begonia S415 Floor 19
San Isidro, Lima 27, Peru

    Re: Buenaventura Mining Company, Inc.
           Form 20-F for the Year Ended December 31, 2015
           Filed May 2, 2016
           File No. 001-14370

Dear Mr. Galvez Pinillos:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/Craig Arakawa

                    Craig Arakawa
                    Accounting Branch Chief
                    Office of Beverages, Apparel and Mining